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                                                                     EXHIBIT A


                         MIDATLANTIC ENERGY COMPANY'S
                             MOTION TO INTERVENE
                                AND PROTEST


                              FILE NO. 70-9147

DATE:  July 30, 1998
Thomas K. Henderson
Vice President



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                  UNITED STATES OF AMERICA
            FEDERAL ENERGY REGULATORY COMMISSION



______________________________
                              )
Allegheny Power System, Inc.  )              Docket Nos. EC97-46-000
                              )              ER97-4057-000 and
DQE, Inc.                     )              ER97-4051-000
______________________________)


               MOTION TO INTERVENE and PROTEST
                             By
                    MIDATLANTIC ENERGY CO.


           Pursuant to Rules 214 and 211, MidAtlantic Energy

Co. ('MAE") hereby moves to intervene and protest the filing by Allegheny Power System, Inc. ("APS") and DQE, Inc. ("DQE"

or  "Duquesne")  (collectively, the "Applicants")  of  their application  for  merger under Section 203  of  the  Federal

Power Act ("FPA").



           Communications regarding this Motion and  Protest

should be addressed to



          Michael   H.  Schwartz                  James   F. Fairman, Esq.
          Vice President                          Suite 850
          MidAtlantic   Energy  Co.               1225   Eye Street, N.W.
          436 Seventh Avenue, Suite 200           Washington, D.C.  20005
          Pittsburgh,  PA   15219                 Phone:  (202) 371-8200
          Phone:      (412) 227-3150              Fax:    (202) 371-2520
          Fax:        (412) 227-3166

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I.   Nature of MAE interest

           MAE is an independent power producer ("IPP"), and

has  been  a  competitor of Allegheny for over  eleven  (11)

years.   MAE  and  its  principals are responsible  for  the

development  of  two  power generation  projects  which  are operating  in the West Virginia service area of  Monongahela

Power   and  are  interconnected  with  this  APS  operating

affiliate.   For  a period of eight (8) years  beginning  in

1987,  MAE  has initiated and pursued the development  of  a third  independent  power project which was  frustrated  and ultimately  thwarted by APS.  MAE intends to continue  as  a

competitor   of  the  larger  merged  entity  in   the   new

environment of open access and retail competition.



      MAE's interests will not be adequately represented  by

other  parties.  As the developer of two projects  operating successfully before the introduction of competition into the wholesale  marketplace  and restructuring  of  the  electric utility industry, but thwarted by deeply rooted monopolistic interests in its third attempt to bring new power production technology to the marketplace, MAE as experienced first hand the  manner in which entrenched interests facing competition exploit  the  transition period.  It is important  that  the views  and concers of an independent producer-competitor  be heard  in  the  context of a mter, especially  in  light  of information  available  to MAE indicating  that  the  merger partners intend to transfer control of generation assets  in

a   transaction   involving  APS  and  an   affiliated   but

unregulated generation unit.  That transaction has the clear potential to frustrate Pennsylvania State regulation of West

Penn  and

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Duquesne and will have anti-compettive impacts  on

competing buyers and sellers of power



II.  Untimely Intervention

      MAE's  participation at this time will  not  prejudice

other  parties nor delay the proceeding.  A hearing has  not yet  been ordered by the Commission.  The proceeding  is  in

abeyance.   Allegheny and DQE because of their  election  to

join the Midwest ISO rather than participate in the Alliance

program,   are  preparing  a  revised  market  concentration

analysis for Commission assessment, as directed by  the  May

7,  1998,  letter from Michael A. Coleman, Acting  Director,

Division of Opinions and Applications to counsel (Winston  &

Strawn) for the Applicants.



      In  light of the present status of the proceeding, MAE

requests  that the Commission waive the time limitation  for intervention established as October 3, 1997, by  the  Notice issued  August 4, 1997, and grant MAE party status  in  this docketed case.



III. Position of MAE -- Protest

     A.   History of APS' Exploitation of its Bottleneck

Transmission Monopoly

     APS has a long history of anti-competitive conduct from

which  it has profited greatly, owing to its dominance  over one  of  the most strategic transmission interfaces  in  the

United  States.  APS' transmission interface  constitutes  a true  bottleneck monopoly facility.  It links  (a)  tens  of thousands  of

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megawatts  of low-priced,  coal-based  energy

generation  of  APS  and  others in the  East  Central  Area

Reliability   council  ("ECAR")  to  (b)  higher-cost,   oil

dependent  markets  in Virginia and in the  Pennsylvania-New

Jersey-Maryland Interconnection ("PJM").  By exploiting this

transmission  bottleneck  and  by  insisting   on   buy-sell

transactions, APS has historically realized profits  greatly exceeding  the level one would ordinarily expect  to  derive from  a  legitimate  use  of its ownership  of  transmission assets alone.



      APS'  abuse  of its bottleneck monopoly has  continued

despite  the  filing  of its Pro Forma  Open  Access  Tariff

("OAT"),[1]  and  standards of conduct.[2]  In  an  August  1997 telephone  conversation, Mr. Whitfield Russell  was  seeking transmission access from the administrators of APS' OAT  and the following exchange occurred:[3]

     ____________________________________________________________
          Russell:  "All the way through the end of '98  you
          show  transfer  capability from AEP  to  PJM...the
          firm  capability is zero every month.  Do you know
          why this is?"
          Gogol:   "Yes...We do not have the  capability  of
          offering firm transmission service of [on] that path."

          Russell: "What is the constraint? What is preventing you from offering service there? Who's tying it up? Has anybody reserved it?"
          Gogol: "I can't answer that specific question, but the system we have in place right now because of native load does not permit us to offer firm transmission on that path. That is a west to east path, which is the primary path through our system."
_______________

  [1]  77 FERC Paragraph 61,266 (12/18/96)
  [2]  81 FERC Paragraph 61,339 (12/18/97)
  [3]  Conversation between Michael J. Gogol and William J. Smith
       (both APS) and Whitfield Russell, Washington, DC consultant, on August 7, 1997. Conversation recorded by APS.

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          Russell:  "...We have signed up firm power and  we
          need  to  move  it  and the best market  is  going
          east."
          Gogol:  "That's right."
          Russell: "We wanted to be sure we could reserve a path and get the best rpice when we shut down [our production facility and seek to resell power purchased for it]. That is what struck us here because there did not seem to be any reservations on that path, but it is zeroed out, and I am puzzled who I might talk to about that case."
          Gogol:   "Okay.  I tell you what.  I am  going  to
          put  Bill Smith on the line with us and he  has  a
          background that should be able to help us  out....
          Bill Smith is on the phone with us.
          *    *   *
          Russell:  "...Is this call being recorded?"
          Smith:   "Yes.  This call is being recorded;  this
          is Bill Smith."
          Russell:  "Can we talk on a line that is not being
          recorded?"
          Smith:  "We prefer not to."
          Russell:   "Can  you  send  me  a  copy  of   this
          recording?"
          Smith:   "Yes.  I believe we can do  that  if  you
          feel it is necessary after the conversation. Quite honestly, we are a little uncomfortable talking to someone who has not signed on to our Open Access Tariff, because you would like you might be coming under retail wheeling and so forth...."
                         *    *    *
          Russell:   "....There is no question of us  having
          rights to wholesale service....
          "...We  see that AEP is posting 4000 MW [of  total
          transfer  capability]  going  east  out  of   ECAR
          rather, but when we brought up your Home Page and saw there is no firm transmission available at all going through your system to PJM or VEPCO, that is what prompted the call. I was wondering if it was all tied up with firm reservations or there is some other reason."
          Smith:   "Well, what is available is all  tied  up
          with a firm reservation....
          "...We do not want to put any of our firm customers or native load in jeopardy of being cut just to make money by selling firm transmission because when you sell firm transmission when it comes to curtailments it is on the same priority with your native load and with any firm customer whether it be network service or point-to-

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          point."
          Russell: "Well does ATC--you posted a total transfer capability of raw 3,000 in some of those months."
          Smith:  "That is correct."
          Russell: "There is only 400 MW of transactions used, the whole remainder is tied up with TRM ["Transmission Reserve Margin"] and CBM ["Capacity Benefit Margin"]."
          Smith:  "No.  Yes, yes.  That is exactly right."
          Russell:  "Why is it that the TRM and CBM  are  so
          high?"
          Smith: "Well, the CBM is there so that you could cover your native load if you happen to have a generation loss. The calculation is a load of loss [loss of load] based on the worst possible contingency that could happen every 20 years or something like that."
          *     *     *
          Russell: "Do you have any long range planning purchases that have been reserved?"
          Smith: "I can't answer that because it's not my department and it's not part of my business. We are separated into a transmission business unit and a generation business unit."
          Russell: "Has the generation business asked you for a reservation from the west?"
          Smith: "Well, the way generation makes purchases is that they have network service that is reserved to them. The native load customers have already paid for network transmission service. It is in the rate base and that is part of the CBM. That is reserved for their use."
          Russell: "Wait a second. I thought you had to specify the network resources as part of the network service. Have you specified any network resources to your knowledge to the west of that interface?"
          Smith: "Like I said, I am not in that group so I don't know what they have specified. What I think we should do is because this is starting to become adversarial..."
          Russell: "Oh, no. I am trying to buy some service and have your unit make a little money here. What you are telling me here is that your other side of the business doesn't tell you anything, but they have your product tied up."
          Smith: "What I am going to suggest is that you make a request in writing and we can best handle it this way."
                        *     *    *
          Russell:  "Who gave you this number, the firm ATC?
          Is there

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          someone else we can talk to?"
          Smith: "No there isn't. We want all our customers to come through the transmission-marketing group. We are the contact person for conversations like that. We like that all of our people come through us. If necessary we get other people involved."

      MAE  is,  and the Commission should be, very concerned

about  the  anti-competitive attitudes and abusive practices revealed  in this telephone conversation.  This conversation demonstrates that APS' transmission function continues to be

dominated   by  its  generation  function  long  after   the

ostensible  onset  of  open  access.   Management  of   APS'

transmission  function seemed perfectly  willing  to  forego

substantial  transmission  revenues  and  profits   in   its

unquestioning efforts to protect the profits and markets  of its  generation business unit.  The purported basis for this submissive  approach  was an unchallenged  and  undocumented claim  by  the generation business unit that APS' generation function  needed all 4,000 MW of import capability in  order to protect its reliability.  The transmission functionmeekly accepted  this  claim  despite the  failure  of  its  sister generation  function to reserve such capacity,  to  pay  for such  capacity  or  to even designate  or  line  up  network resources to use capacity.



      The  commission's  rules  and  codes  of  conduct  are

patently  inadequate to cope with such tacit, secret  deals.

In  the  case  of PAS, the deal was made through  a  Chinese curtain  in blatant violation of any conceivable  notion  of ethical conduct.



B.   Opposition to Independent Power Projects



      In  its efforts to eliminate competing generators, APS

has  reserved a special

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zeal for those proposing to  develop PURPA  Qualifying Facilities

("QF's").  Among the  acts  APS has routinely engaged in are:



1.   Obstructing transmission access to QFs or offering them

     access,  if  at  all, at transmission rates  that  were

     pancaked  across  each  APS  operating  company.   This

     practice  was  carried out at the same  time  that  APS

     delivered  power  to  all of its  owned  and  purchased

     resources at a flat, postage-stamp rate.



2.   Constraining the PAS markets to which PURPA  QFs  could

     sell by:

          a.    Insisting (or arguing) at various times  and

          in public statements that each QF could sell power

          only  to  the APS operating companies in the  same

          State  (despite the fact that each  APS  affiliate

          obtained approval in only one State of its jointly

          owned  power  plants and sold the  output  of  its

          respective  shares in those plants to  its  sister

          companies   in  other  States  under   FERC   rate

          schedules);

          b.   Insisting that the maximum load for which QFs

          could  compete  was  the  amount  needed  by  each

          operating  company  and  not  by  the  entire  APS

          system.   When  the  1992 APS Integrated  Resource

          Plan  ("IRP")  demonstrated  that  Potomac  Edison

          needed 338 MW of capacity in the 1996-1998 period,

          West Virginia PSC Staff interpreted the APS policy

          as  allowing West Virginia QFs to compete for only

          59  MW  of  that need, thus reserving 80%  of  the

          needed capacity to APS;

          c.    Insisting that the incremental  cost  of  QF

          resources  be recovered solely from the  State  in

          which  the  QF  was located, thereby  exacerbating

          local rate impacts and stimulating opposition to QF projects that served system needs;[4]

          d.     Insisting  that  a  Wet  Virginia  QF  seek

          approval  of the Maryland Commission  if  that  QF

          sought   to  serve  the  80%  portion  of  Potomac

          Edison's   load  growth  in  Maryland   and   then

          threatening  to  oppose  regulatory  approval   in

          Maryland.



3.   Causing the failure of numerous proposed QF projects by

     relitigating  to  extreme  lengths  previously  decided

     issues of avoided cost  and  the need  for generating

     capacity;[5]



4.   Refusing  to  sign power purchase agreements  with  QFs

     after  being ordered to do so by State Commissions  and

     Courts;



5.   Tortiously   interfering  in  the  partnerships  of  QF

     developers  (threatening  to  cease  existing  business

     with, and to withhold future business from, APS vendors

     that  partnered  with  QF  developers,  bypassing   the

     negotiators  designated by QFs and  communicating  with

     directors  of  QF investors impugning the  motives  and

     capabilities of their business partners with no evident

     intent to resolve disagreements);

_______________

  [4] "Any attempt to require West Virginia rate payers to pay for an entire PURPA project which sells power to PE [Potomac Edison] would be unreasonable since West Virginia rate payers constitute less than one-fifth of the Companies' ratepayers: West Virginia Public
       Service Commission Order, Case Nos. 89-703-E-C, 91-987-E-C, March 5,
       1993.

  [5] See, West Penn Power Co., et al. v. Pennsylvania Public Utility Commission, 629 A.2d 221 (Pa. Commw. 1991). See Attachment A; a 1994 Order by the Pennsylvania Public Utility Commission.

6.   Delaying   or   declining  to  carry  out  transmission

     upgrades  and studies related thereto, imposing  unduly

     high  charges  for  upgrades and  interconnections  and

     directly assigning all such charges to QFs;



7.   Setting  aside substantial blocks of admittedly  needed

     capacity additions for development and ownership solely

     by   APS   affiliates  so  as  to  preserve   "planning

     flexibility"[6] despite the fact that   APS   had   not

     commenced  development of those capacity additions  and

     the further fact that they remained avoidable;[7]



8.   Insisting  that  low-cost  combustion  turbine  peaking

     capacity  was APS' avoidable unit - to the  extent  APS

     admitted  needing any capacity - despite  never  having

     ordered  or  built such a unit in its entire  corporate

     history,  and then refusing to buy or sell power  based

     on  that  avoided cost and subsequently going deficient

     in generating capacity.



9.   Mounting   extensive  public  relations  campaigns   at

     ratepayer   expense   to  oppose  and   criticize   the

     purportedly high cost of QFs and then later agreeing to

     merge  with Duquesne whose generating costs exceed  the

     QF generating costs previously complained of.

_______________

  [6] "The Companies have failed to make any convincing showing that the flexibility needs of the system require company ownership of next units of generation." West Virginia Public Service Commission Order, Case Nos. 89-783-E-C, 91-987-E-C, March 5, 1993.

  [7] See, In re: Petition of West Penn Power for Approval of Electric Power Purchase Agreement Re Shannopin Mine Project; Order on Mon Valley Energy corporation for Modification of Electric Purchase Agreement, Penna. PUC Docket No. P-8820286, 1992. See, also, Allegheny Ludlum Corp. v. Pennsylvania Public Service Commission, No. 100 C.D. 1991 (Commw. Ct. June 25, 1992), where acceptance of a West Penn allocation of QF capacity cost was rejected.

10.  Unlawfully   contending   in   1992   that   additional

     generating capacity to be added between 1996  and  1998

     should not be avoidable by QFs.





11.  Obstructing  project development[8] and the  purchase  at avoided cost of the capacity and energy available  from

     a  QF,  and  denying an obligation of one affiliate  to

     transmit  power to its sister company facing a  planned

     need for additional capacity.[9]



           Title  VII  of  the  Energy Policy  Act  of  1992

     provided enhanced opportunity for marketing independent

     power  production  through  a  policy  of  open  access

     transmission.   APS  disregarded this  policy  mandate.

     Indeed, in November 1992, Potomac Edison contended that

     neither  the  Allegheny Power System, Inc.  (a  holding

     company), was an electric utility; thus activities such

     as off-system sales or purchases were alleged not to be

     performed  by  either APS or APS, Inc.   (W.Va.  Public

     Service  Comm., Case No. 89-783-E-C, Brief  of  Potomac

     Edison,   11/16/92,  pp.  12-13).   The   FERC   should

     proscribe this

_______________

  [8] "...A practice of reserving capacity needs to be met only by a particular supplier would appear to be systematically discriminatory against QFs. If a utility would plan to build capacity itself or purchase from another source, "it must offer to by such capacity from QFs...such a capacity reservation would appear to run afoul of the section 210(b) proscription against rates that discriminate against QFs." Notice of Proposed Rule Making, Regulations Governing Bidding Programs, Docket RM88-5-000, 42 FERC Paragraph 61,323 (1988).

  [9] FERC Statutes & Regulations, Section 292.303 and Section 292.304. Subpart (d) of Section 304 provides than an electric utility that would otherwise bve obligated to purchase the LP project output may transmit the production to another electric utility which
       "shall purchase such energy and capacity under this subpart...."
       Monongahela denied that it had an obligation to transmit such power to its affiliate Potomac Edison. Traditionally, electric utilities were reluctant to purchase from QFs. FERC v. Mississippi, 456 U.S. 742, 750 (1982).

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     kind of rational as it considers the competitive implications of the
     APS, Inc. (now Allegheny Energy, Inc.) merger application.



12.  Insisting  that  the APS obligation to  purchase  power from  a  QF  be  limited  by a "single  state  recovery

     policy" which limited the capacity purchase to  only  a

     portion   of  the  affiliate's  jurisdictional  service

     requirements   under   the  APS   operating   agreement

     formulation.[10]  This limitation served to  prevent  the

     competitor,  MAE, from achieving the planned  economies

     of  scale  and  thus operating at a lower  cost.   This

     discriminatory treatment viz-a-viz APS affiliates,  not

     economic distinctions, erected an unwarranted barrier.[11]



     In  Environmental Action, Inc. v. FERC, 939  F.2d  1057

     (D.C.  Cir. 1991), the court reversed and remanded  the

     matter  of  the PacificCorp-Utah Power & Light  merger.

     FERC  had  declined to condition its  approval  with  a

     requirement that the new entity wheel power for  QFs.[12]

     More  germane now is that this Commission

_______________

  [10] Potomac Edison, serving in multiple jurisdictions, forecasted a capacity need of 338 MW in the relevant time period. MAE's Ohio River Project was to be located in Monongahela's West Virginia territory. The APS policy dictated that a purchase would be limited to a pro rata share Potomac Edison's West Virginia load.

  [11] It was contended that off-system purchases could not be integrated as is capacity assigned by APS to the three affiliated utilities, because such transactions are performed by the individual affiliate, not APS. The APS Power Supply Agreement stated:
        "Except for Own Account Transactions, all power and energy transactions...shall be construed as having been made for APS, and the Participants shall share the costs, revenues and savings as hereinafter set forth." PSA Section 5.1. Monongahela Power had a wheeling tariff for QFs on file with this Commission at the time. See, Standard Transmission Service by the APS Companies, ER91-189-000 (December 28, 1990).

  [12] On November 30, 1992, FERC filed a motion with the court stating that Section 721 of the Energy Policy Act amended FERC's authority under Section 211 of PURPA and enabled FERC to order transmission for "any person generating electric energy for sale at resale....
        Accordingly, the Commission seeks a voluntary remand to issue a new order including has  rejected

     efforts  by  integrated  systems  like  APS  to   treat

     operating affiliates as stand alone companies  for  the

     purpose  of  avoiding  obligations.,  32  FERC   Paragraph 61,305

     (1985),   rehearing  denied,  32  FERC  Paragraph 61,425  (1985),

     Middle   South   Energy,  Inc.   affirmed   sub   nom.,

     Mississippi  Industries  v. FERC,  808F.2d  1525  (D.C.

     Cir), reversed and remanded on other grounds, 822  F.2d

     1104  (D.C. Cir. 1987), order on remand affirming prior

     decision  sub  nom., System Energy Resources,  Inc.  41

     FERC  Paragraph 61,238  (1987), rehearing denied, 42 FERC

     Paragraph 61,091 (1988),  rehearing denied sub nom., City of

     New Orleans v.  FERC,  875 F.2d 903 (D.C. Cir. 1989), cert.

     Denied sub nom., Mississippi v. FERC, 494 U.S. 1078 (1990).



IV.  Conditions  Needed to Protect Competition in Production

     Market



       The   only  appropriate  remedy  is  divestiture   of

generation.  Clearly, this is a merger case that  cries  out

for  mandatory  divestiture  of generation.   MAE  therefore

urges  the  Commission to require the applicants  to  divest their  generation to non-affiliated interests as a condition for approval of the merger.



      Divestiture  would put a stop to APS filings  at  this

Commission  that  tend  to frustrate lawful  orders  of  the

Pennsylvania  Commission.  In one case  in  particular,  APS seeks  to  transfer control of its generation  to  a  wholly owned  affiliate, Allegheny Power Company ("APC").  The  APS operating  companies that presently control  generation  are obligated to use off-system sales to mitigate

______________________________________________________________

      QF's in the Utah merger access conditions." As the Commission said in its order denying PacifiCorp a rehearing: "PacifiCorp's arguments miss the crucial point of the January 14, 1993 order - that the statutory basis for treating QFs that generate electric energy for sale for resale differently from 'utilities,' as defined in the Commission's earlier opinions and orders in this proceeding, no longer exist." (83 FERC Paragraph 61,236 at 62,582) (3/12/93).

stranded costs in Pennsylvania.  But if APS wins this Commission's approval to transfer  control  of  generation  to  APC,  off-system revenues  from wholesale sale by ALLEGHENY Energy  would  no longer  be  clearly  earmarked to mitigate  stranded  costs.

Accordingly, the Commission must carefully examine  in  this proceeding  the  likely effect of the  Applicants'  plan  to lease their generating facilities to APC, which in turn will sell  full  service  requirements back to  its  distribution affiliates  until 2004.  The proposal at this Commission  to transfer control over generation will clearly enable APS  to evade State regulation of stranded cost recovery.



      APC can, and predictably will, sell power at wholesale

from the integrated system of the newly merged entity.   The

lease  agreement  is  silent on whether revenues  from  off-

system  sales  would  be credited to  the  APS  distribution

affiliates.   Without full divestiture, this Commission  and

the   Pennsylvania  PUC  will  be  forced  to   police   the

disposition  of  this affiliate's income.   APS  profits  at

wholesale   should   be  flowed  back  to   the   affiliated

distributors in order to mitigate retail stranded costs.



                   Recommended Conditions

      Divestiture should be ordered, but that alone  is  not

enough  to  remedy  the  harm  APS  has  long  inflicted  on competing generators.  The order to divest should be further conditioned upon the Applicants setting aside 20%  of  their

generating  assets  for  divestiture  to  PURPA  QFs   whose

projects   failed  under  the  onslaught  of   APS's   anti-

competitive conduct.  Those QFs should be granted an  option to  buy 20% slice-of-the-Allegheny Energy System at a  price no  less  than that APS and

Duquesne obtain on the remaining

80% of their divested generation, and that option should  be held  open for six months after the sales of that other  80%

are closed.



      Divestiture will allow the States and this  Commission

to  make an immediate determination of stranded cost without any  necessity for modeling life cycle costs (with  all  the defects  of  such forecasts and modeling) and  making  later true-ups to stranded costs.



      The commission should require that no more than 20% of

the divested generation assets be acquired by a single buyer in  order  to  satisfy the Department of  Justice  Antitrust

Division HHI index for measuring competitiveness of markets.

There  must  also  be  assured  competitor  access  to   APS

interfaces with ECAR, PJM and Virginia Power, as well as  an unambiguous open access transmission tariff free of features which discriminate against LPPs.

V.   Conclusion

       MAE  requests  that  the  Commission  grant  it  late

intervention in the above-captioned proceeding and  order  a hearing be held in this matter.  MAE also requests that  the

Commission   consider  the  Protest  herein   submitted   in

determining  further appropriate action with regard  to  the

Application by APS and DQE now before it.

                                   Respectfully submitted,

                                   /s/ James F. Fairman

                                   James F. Fairman



                                   On Behalf of
                                   MIDATLANTIC ENERGY CO.,


Dated:  June 19, 1998

                         CERTIFICATE OF SERVICE

     I hereby certify that I have this day served the foregoing document upon each person designated on the official service list compiled by the Secretary in this proceeding.

     Dated at Washington, D.C. this 19th day of June 1998.

                                           /s/ James F. Fairman

                                           James F. Fairman

Suite 850
1225 Eye Street, N.W.
Washington, D.C. 20005
(202) 371-8200

                                 PENNSYLVANIA
                           PUBLIC UTILITY COMMISSION
                              Harrisburg, PA 17105

                                       Public Meeting held December 15, 1994

Commissioners Present:

  David W. Rolka, chairman
  Joseph Rhodes, Jr., Vice-chairman
  John M. Quain, Dissenting
  Lisa Crutchfield
  John Hanger


Complaint of West Penn Power Company    :
against $ 70+ Million Annual Rate       :
Increase for (a) Proposed Burgettstown  :
Power Station ($ 30+ Million Annually); :  Docket No. C-00946317
(b) Proposed Shannopin Power Station    :
($ 30 to $ 48 Million Annually); and    :
(c) Proposed Milesburg Power Station    :
($ 10+ Million Annually)                :



                             OPINION AND ORDER

BY THE COMMISSION:

   Before the Commission is a complaint filed on November 3, 1994, by West Penn Power Company (West Penn) in opposition to the rates associated with three qualifying facilities (QF's). In 1987, West Penn and the developers [1] of the QF's entered contracts for the purchase of power from the facilities by West Penn. The reasonableness of those contracts and propriety of Commission modifications thereto has

_______________

[1] Washington Power Company, L.P. (Washington Power) is the developer of the burgettstown Project. Mon Valley Energy corporation (Mon Valley) is the developer of the Shannopin Project. Milesburg Energy, Inc. (Milesburg) is the developer of the Milesburg Project.

been litigated before this Commission
and appellate courts since 1987, with the United States Supreme Court recently denying certiorari in appeals involving all three projects. Nonetheless, West Penn's complaint seeks to revisit those proceedings and West Penn seeks to have the capacity declared unnecessary and the prior Commission orders concerning the qualifying facilities rescinded.


                                BACKGROUND

   Commission involvement with the Milesburg Power Project, the Burgettstown Power Project and the Shannopin Power Project dates back to 1987. After entering into power purchase agreements with the developers of these PURPA[2] projects, West Penn petitioned this Commission to recover costs paid to these developers from West Penn ratepayers.

   The Commission approved cost recovery for payments made to Milesburg. That order was appealed to the Commonwealth Court where it was remanded for customer notice and hearings. [3] The Commission then ordered notice to be sent to West Penn ratepayers and hearings to be held. Because the Commission had only

_______________

  [2]  Public Utility Regulatory Policies Act of 1978, Pub. L. 95-
       617, November 9, 1978, 92 Stat. 3117, as amended (PURPA). 16 U.S.C. Sections 796 and 824a-3. PURPA requires electric utilities to purchase needed energy from certain facilities known as qualifying facilities.

  [3] Barasch v. Pa. P.U.C., 119 Pa. Commonwealth Ct. 81, 546 A.2d 1296, modified on denial of reargument, 119 Pa. Commonwealth Ct. 115, 550 A.2d 257 (1988), appeal denied, 567 A.2d 655 (Pa. 1989)
       (Milesburg I).

tentatively approved recovery related to the Burgettstown and Shannopin projects, those projects were added to the hearings.

    At the time of the hearings, Milesburg and Washington Power
(then known as North Branch Energy Partners) requested that the Commission extend milestone deadlines due to the unexpected requirement of a trial-type hearing. The Commission granted those requests and approved recovery of costs associated with all three PURPA projects. Those orders were appealed to the Commonwealth Court where the court affirmed the Commission's authority to modify power purchase contracts consistent with PURPA and the FERC regulations but reversed the Commission's determination of when avoided cost rates are locked in and remanded the matter for a recalculation of avoided costs as of the contract signing date.[4]

    As litigation wore on, Shannopin's milestones approached and Mon Valley requested this Commission to extend the Milestone deadlines as it had for Burgettstown. The Commission modified the Mon Valley power purchase agreement and extended the milestone

_______________

   [4]  Armco Advanced Materials Corp. v. Pa. P.U.C., 135 Pa.
        Commonwealth Ct. 15, 579 A.2d 1337 (1990) affirmed per curiam, 535 Pa. 108, 634 A.2d 207 (1993), cert. denied
        U.S._____, U.S. Supreme Ct. No. 93-1341 (October 11, 1994)
        (Milesburg II); Armco Advanced Materials Corp. v. Pa. P.U.C., Nos. 2090 and 2097 C.D. 1989 (September 7, 1990) allocatur denied, No. 531 W.D. Allocatur Docket 1990 (November 19, 1991) (Burgettstown I); Armco Advanced Materials Corp. v. Pa.
        P.U.C., 2091 C.D. 1989 (July 17, 1990), allocatur denied,
        545 W.D. Allocatur Docket 1990 (November 19, 1991) (Shannopin I).

dates.  That order was appealed to Commonwealth Court where it was affirmed.[5]

   Pursuant to the court's remand, the Commission accepted from interested parties proposed recalculations for the Burgettstown Project using inputs from the date of contract signing. On November 24, 1992, the Commission entered an order approving recalculations for the Burgettstown Project. That order was appealed to Commonwealth Court where it was affirmed. [6] Also pursuant to the court's remand, the Commission accepted proposed recalculations for the Shannopin Project using only updated tax inputs. That order was appealed to the Commonwealth Court [*5] where it was remanded for recalculations changing all input data to the contract signing date. [7] The Commission then accepted recalculations changing all input to the date of contract signing and approved recalculations for the Shannopin Project on December 1, 1994.

_______________

  [5] West Penn Power Company v. Pa. P.U.C., 150 Pa. Commonwealth Ct. 349, 615 A.2d 951 (1992) allocatur denied sub nom., Armco Advanced Materials Corp. v. Pa. P.U.C., 536 Pa. 631, 637 A.2d 291 (1993)
       cert. denied, ____U.S.____, U.S. Supreme Ct. No. 93-1535 (October 11,
       1994) (Shannopin II).

  [6] Armco Advanced Materials Corp. v. Pa. P.U.C., 157 Pa. Commonwealth Ct. 150, 629 A.2d 221 (1993) allocatur denied ____Pa. ____, 644
       A.2d 165 (1994) cert. denied ____U.S.____, U.S. Supreme Ct. No. 94-7
       (October 11, 1994) (Burgettstown II).

  [7] West Penn Power Company v. Pa. P.U.C., 154 Pa. Commonwealth Ct. 136, 623 A.2d 383 (1993) (Shannopin III).

   In this most recent flurry of litigation, West Penn filed a complaint on November 3, 1994. Four days later, West Penn filed an application for stay or supersedeas. Washington Power, developer of the Burgettstown Project, filed an answer to the complaint on November 18, 1994. Mon Valley, developer of the Shannopin Project, filed its answer to the complaint and new matter on November 28, 1994.

   On November 18, 1994, Washington Power also filed a motion to dismiss, a motion to sever the proceeding and an answer protesting the application for stay. On November 21, 1994, both Milesburg, developer of the Milesburg Project, and Mon Valley filed answers protesting the application for stay or supersedeas. Mon Valley also filed a motion to dismiss on November 28, 1994 and a response in opposition to Washington Power's motion to sever the proceeding on November 29, 1994. On December 1, 1994 West Penn filed a reply to Washington Power's motion to dismiss, motion to sever and answer protesting West Penn's application for stay.

   A notice of Intervention was filed by the Office of the Small
Business Advocate (OSBA) on November 21, 1994. Petitions to intervene were filed by West Penn Power Industrial Intervenors (WPPII) and by Allegheny Ludlum Corporation (Allegheny) on November 23, 1994; and by Armco Advanced Materials Corporation (Armco) on November 28, 1994.

                                  DISCUSSION

   Petitions to Intervene

   Each petition to intervene effectively details the interest each petitioner has in this proceeding. In fact, Armco and Allegheny have for many years been involved in the proceedings involving these PURPA projects. Additionally, no party has objected to the intervention of any petitioner. Accordingly, all petitions to intervene are granted.

   Motion to Sever

   Washington Power seeks to sever its case from the complaint proceeding concerning the Milesburg Project and the Shannopin Project. Washington Power asserts that because it is the only developer with a final and non-appealable Commission order approving the recalculated rates and therefore the only developer now subject to milestone deadlines for financial closing, it is uniquely situated among the developers and any delay would cause greater harm to Washington Power than it could to the other developers. Washington Power further stresses that it has commenced construction and further delay could likely increase construction costs.

   Mon Valley opposes Washington Power's motion to sever, arguing that West Penn's complaint is deficient on its face and must be dismissed and therefore there is no need to sever this proceeding.

   West Penn also opposes the motion to sever. West Penn argues that Commission regulations do not provide for such a motion, but rather allow for only four types of preliminary motions -- none of which is a motion to sever proceedings. See 52 Pa. Code @ 5.101(a). West Penn continues that, even in civil cases, severance is allowed only for good cause and prejudice to the moving party should greatly outweigh the procedural convenience of a consolidated case. Brillhart v. Edison Light & Power Co., 68 D.&C. 48 (1949). West Penn further argues that milestone deadlines should not be a factor in determining prejudice to Washington Power because this Commission has extended these milestones in the past and Washington Power could seek additional extensions.

   Section 5.101 of the Commission's regulations, 52 Pa Code @
5.101, does not prevent the granting of a motion to sever if this Commission determined a proceeding should be severed. Additionally, section 1.2(c) of the Commission's regulations reserves the right of the Commission to waive any requirement of the General Provisions when necessary or appropriate. 52 Pa. Code Section 1.2(c). The Commission agrees with West Penn, however, that severance must be for good cause.

   Mon Valley's argument that severance is not necessary, because
West Penn's complaint must be dismissed, will be addressed below in the discussion of the motions to dismiss.

   While Washington Power has set forth factual distinctions between its project and the other two projects, it has not explained how the severance of this proceeding will mitigate the delay that will so harm its project. If the motions to dismiss are denied and the complaint goes forward, whether as one proceeding or as two, delay is inevitable. The issues to be examined would be the same. It is unclear whether any time would be saved if the proceeding were severed. It is quite clear, however, that the administrative burden and inefficiency of moving forward in two directions on what amounts to the same case would be great. Consequently, Washington Power's motion to sever is denied.

   Application for Stay or Supersedeas

   West Penn has filed an application for stay or supersedeas in this matter. West Penn states that it believes the QF developers are proceeding with their respective projects and maintains that such action is neither prudent nor reasonable.

   All three developers oppose the application for stay claiming that West Penn has failed to meet the four elements required for a stay as set forth in Pa. P.U.C. v. Process Gas Consumers (Process Gas). [8] All three developers also argue that the Commission lacks the authority to stay the progress of their PURPA projects.

   By way of rebuttal, West Penn attempts to distinguish Process
Gas by noting that Process Gas concerned the stay of a final order which was then on appeal. West Penn then characterizes its requested stay as "requested while different and substantial

_______________

  [8]  Pa. P.U.C. v. Process Gas Consumers, 502 Pa. 545, 467 A.2d 805 (1983).

issues are considered in a related complaint proceeding prior to there being a final decision by the Commission on the merits of those substantial issues." West Penn's Reply at 33.

   West Penn's characterization of its application for stay does not alter what West Penn seeks. This matter is different than Process Gas, in a manner that makes a stay virtually impossible. West Penn does not seek a stay of final and non-appealable orders which have been before the United States Supreme Court. While the Commission agrees with West Penn that the Process Gas standard would be more applicable during an appeal from a Commission order, we would go farther to say that, assuming a stay could ever be granted under these circumstances, the Process Gas standard is not a strong enough standard to apply in a situation where the order to be stayed is final and non-appealable.

   Assuming arguendo that the Process Gas standard applies here, West Penn does not meet that standard. Under Process Gas, a stay may be granted if: (1) the petitioner is likely to prevail on the merits; (2) the petitioner has shown that he will suffer irreparable injury without the stay;
(3) the issuance of a stay will not substantially harm other parties; and,
(4) the issuance of a stay will not adversely affect the public interest.
467 A.2d at 808-809.

   West Penn is not likely to prevail on the merits, especially given that it has failed to persuade this Commission, the Commonwealth Court, the Pennsylvania Supreme Court and the

United States Supreme Court that it should be relieved of its PURPA obligation. While monetary loss can be considered irreparable injury in some circumstances, [9] West Penn cannot show such irreparable injury here. That its ratepayers will have to pay for power at a rate which the United States Congress deemed just and reasonable is not irreparable injury. The three developers, especially Washington Power, would be harmed by a stay. To halt construction after it has begun will certainly add to the ultimate cost. Additionally, pursuit of financing and permits may have to begin anew if a stay were issued, resulting in wasted time, effort and money. In PURPA cases, the United States Congress has determined that the encouragement of cogeneration is in the public interest. However, because the other elements have not been met, we need not examine whether a stay would adversely affect the public interest in this instance.

   For all the foregoing reasons, West Penn's application for stay is denied.

   Jurisdiction

   West Penn has captioned its filing as a "complaint," which raises the questions of whether the Commission has subject matter jurisdiction and whether a complaint proceeding is an allowable proceeding, pursuant to 66 Pa. C.S. Section 701, under these

_______________

  [9] In Shannopin II, this Commission held that in some instances, monetary losses can be viewed as irreparable harm. Petition of West Penn re Shannopin, Docket No. P-880286 (January 14, 1992).

circumstances. That statutory section provides that a complaint may be filed alleging that a public utility has violated a Commission order, regulation or statute that the Commission has jurisdiction to administer. This provision clearly allows the Commission itself or another affected party (including another [*13] utility) to initiate a proceeding in which the claimed unlawful utility action would be examined, by filing a formal complaint. There is also a provision allowing the filing of a complaint against a Commission regulation or order which the complaining party has been required to "observe or carry into effect." 66 Pa. C.S. Section 701.

   Such a complaint may not be against a Commission order in lieu of a petition for rehearing, rescission or amendment of that order (66 Pa. C.S. @ 703(f) and (g)), or as an alternative to an appeal from that order (42 Pa. C.S. @ 763(a); Pa. R.A.P. 101, et seq.). Section 701 of the Public Utility Code, 66 Pa. Code Section 701, is intended to provide a forum in which a party can be heard when the Commission direction or approval of a utility action affects that party. SME Bessemer Cement, Inc. v. Pa. P.U.C., 540 A.2d 1006,
16 Pa. Commonwealth Ct. 13 (1988) (customer filed complaint concerning tariff and threatened service termination); Allied Development and Building Corp. v. Pa. P.U.C., 430 A.2d 1239, 60 Pa. Commonwealth Ct. 207 (1981) (customer filed complaint after utility applied a curtailment penalty, under tariff provision previously approved by the Commission). Section 701 does not provide for a collateral attack on a Commission order rendered in disposition of formal proceedings. In such cases, an appeal or a petition for reconsideration is the correct method of seeking further review; here, there has been ultimate review of the Commission orders at issue.

   Also, Section 701 cannot provide for jurisdiction the Commission does not already have. The Commission has power and authority to regulate all Pennsylvania public utilities. 66 Pa. C.S. @ 501 (b). A "public utility" is defined under 66 Pa. C.S. @ 102. That definition includes generating and transmitting electricity "to or for the public for compensation." Although West Penn is an electric public utility, the three qualifying facilities are not, as a matter of Pennsylvania law. While they will generate and sell electric power, it will not be "to or for the public," since the sale will be made to only one customer, West Penn. Providing service to only one customer does not constitute public utility service. Borough of Ambridge v. Public Service Commission, 165
A. 47, 108 Pa. Superior Ct. 298 (1933). The distinction is that public utilities must serve all customers, while private entities do not and may not do so. Id. Even use of facilities by more than one customer may not render the service provider a public utility. Vacation Charters, Ltd. v. Pa. P.U.C., 605 A.2d 314, 529 Pa. 464 (1992).

   Thus the qualifying facilities here are not public utilities as defined under Pennsylvania law. The Federal Power Act, 16 U. S. C. @ 796 (22), does define an "electric utility" simply as any person which sells electric energy, so these facilities would be electric utilities under federal law, if they were not specifically exempted from the provisions of the Federal Power Act by PURPA and Federal Energy Regulatory Commission (FERC) regulations.  16
U.S.C. Section 824a-3(e); 18 C.F.R. Section 292.602. In fact, those authorities not only exempt the qualifying facilities from federal law, they exempt them from state law and regulation as to rates, financial and organizational regulation. Id. Therefore, even if these facilities could be defined as electric utilities under Pennsylvania law (they cannot), they would be exempt from our regulation in all material respects.

   While we do not agree that the case cited by West Penn, Advanced
Power Systems, Inc. v. Potomac Electric Power Co., 83 MD PSC 191, Case No. 8413, Order No. 70017 (July 21, 1992), should be read as supporting a different result, it is clear that states may not regulate qualifying facilities as utilities contrary to the Federal Power Act. As far as state regulatory authority over sales of electricity for resale is concerned, it was long ago decided that the federal government, not the state, has that authority, as Washington Power notes. Public Utilities Comm. v. Attleboro Steam & Electric Co., 273 U.S. 83 (1927). The FERC has exclusive authority over sales of "wholesale" electric energy. 16 U.S.C. Sections 824-824K; United States
v. Public Utilities Commission of California, 345 U.S. 295 (1953).

   In regard to West Penn's arguments concerning federal "preemption" (reply, pp. 7-22), - it is not that this Commission would have regulatory authority over qualifying facilities but for federal preemption. Rather, this Commission would have no authority over any action by qualifying facilities but for PURPA. QF's are not electric utilities as a matter of Pennsylvania law, and FERC would have exclusive authority over sale-for-resale transactions but for the delegation of authority to state commissions under PURPA Section 210, 16 U.S.C. Section 824 a-3 (f), as Washington Power notes (motion to dismiss, p.7). Concomitant with that delegation of authority, however, was the prohibition against any state attempt to regulate the rates, finances or organization of qualifying facilities as though they were utilities. 16 U.S.C. Section 824 a-3 (e); 18 C.F.R.
Section 292.602.

   While, as West Penn notes, our decision in Re Pennsylvania Electric Co., 89 P.U.R. 4th 402, Docket No. P-870248 (January 21, 1988) (Scrubgrass), specifically indicated that federal law would prohibit reconsidering rate recovery, rather than contract approval, the rationale is the same. In fact, West Penn does object to the rates it will pay the projects. Therefore, as Mon Valley and Washington Power note, the Scrubgrass rationale, that the Commission is prohibited by federal law from revisiting prior rate approval, is applicable here.

   A requirement of 66 Pa. C.S. @ 701 is that the complainant indicate what the subject of the complaint is, i.e., what is the claimed violation of a Commission order, regulations or law the Commission has jurisdiction to administer. Our previous orders approving the power purchase agreements are the subject of West Penn's complaint, however, since we already found these agreements consistent with our regulations, PURPA and the FERC regulations, West
Penn's complaint cannot withstand the motions to dismiss from Mon Valley and Washington Power. As previously stated, the qualifying facilities are not jurisdictional electric utilities, are exempt from being utilities under the Federal Power Act and are exempt from state regulation as public utilities. While West Penn apparently claims violation of 66 Pa. C.S. Sections 520,
1301 and 1307, those statutory sections refer to actions taken or rates collected by jurisdictional public utilities. The Commission has no subject matter jurisdiction when a complaint under @ 701 fails to establish entitlement to relief which can be granted. Pennsylvania Petroleum Assoc. v. Pennsylvania Power & Light, 412 A.2d 522, 488 Pa. 308 (1980). As Mon Valley notes, the Commission has no jurisdiction over persons not providing service as utilities. Nelson v. Duquesne Light Co., 1990 Pa. PUC Lexis 24; Borough of Darby v. Philadelphia Transportation Co., 43 Pa. PUC 98 (1966); Robbins v.
Bell Telephone Co. of Pennsylvania, 53 Pa. PUC 1 (1979).

   Mon Valley states the Commission can exercise only that authority conferred clearly and unmistakably by legislative language, citing Process Gas Consumers Group v. Pa. P.U.C., 511 A. 2d 1315, 511 Pa. 88 (1986), and points out that since Sections 520, 1301 and 1307 only apply to utilities, the Commission does not have jurisdiction to sustain West Penn's complaint.
We agree.

   When a complainant has an opportunity to present argument on purely legal issues in its complaint, the Commission may dismiss the complaint pursuant to 66 Pa. C.S. Section 703 (b), if resolution of the legal issues disposes of the matter. Lehigh Valley Power Committee v. Pa. P.U.C., 563 A.2d 548, 128 Pa. Commonwealth Ct. 259 (1989). Therefore, we will grant the motions to dismiss the complaint, filed by Mon Valley and Washington Power, since we must conclude West Penn has presented no claim over which the Commission has jurisdiction.

   Rescission of prior orders

   West Penn, as part of its complaint, asks that the Commission rescind the prior orders in these proceedings, ostensibly under authority of 66 Pa. C.S.
Section 703 (g). Mon Valley and Washington Power contend that rescission of the Commission orders is impermissible since federal law prohibits rescission and res judicata precludes it. Both Mon Valley and Washington
Power cite Smith Cogeneration Management, Inc. v. Corporation Commission, 863 P.2d 1227 (Okla. 1993) (Smith) as correctly determining that PURPA and the FERC regulations prevent "reconsideration" of utility - QF contracts, since such reconsideration would be akin to utility - type regulation of the QF's.
Although West Penn disagrees with this reading of Smith (reply, p.15), we concur that reconsideration would be inconsistent with PURPA and 18 C.F.R. Section
292. 304 (b) (5) and (d), which allow "lock-in" of rates and prohibit requiring reconciliation with later rate determinations. Mon Valley and Washington Power also cite Independent Energy Producers v. California Public Utilities Commission, 36 F. 3d 848 (9th Cir. 1994) as requiring that QF's remain entitled to their contract rates, as a matter of federal law, and that the state was prohibited from contravening that authority by allowing utilities to unilaterally reduce contract rates to current avoided costs. Since we believe this is a correct application of law, our prior orders (which have been litigated exhaustively) should not be reconsidered.

   In its complaint, West Penn asserts that its capacity needs have changed since the time the legally enforceable obligations to sell power from the three facilities at issue were incurred and seeks to revisit the power purchase agreements to reflect that alleged change in capacity need. Specifically, West Penn seeks rescission of prior adjudicated Commission orders which have been affirmed by all appellate courts.

   Review of the issues raised by West Penn is barred by the doctrine of res judicata. In determining whether res judicata is applicable, four elements must be examined: (1) identity of the thing or matter sued for; (2) identity of the cause of action; (3) identity of parties to the actions; and (4) identity of the quality or capacity of the parties suing or being sued. In re Estate of Tower, 463 Pa. 93, 343 A.2d 671 (1975) (citing Strauss v. W.H. Strauss & Co., Inc., 328
Pa. 72, 76-77, 194 A.2d 905 (1937)).

   In this instance, there is an identity of the thing or matter sued for. West Penn seeks to terminate three existing PURPA contracts due to a professed current change in capacity and to claimed excessive rates. That West Penn now seeks rescission of Commission orders instead of reversal is of little consequence.

   There is an identity of the cause of action. West Penn continues to assert a change in circumstances as justification to be relieved of its obligations under PURPA. West Penn also continues to challenge Commission orders approving and/or modifying the PURPA contracts at issue. That West Penn now additionally asserts some new arguments as to why it should be relieved of its PURPA obligationsdoes not rescue its complaint from the bar of res judicata. As the Pennsylvania Supreme Court noted, "the final determination of a court of competent jurisdiction settles not only the defenses actually raised, but also those which might have been raised." Duquesne Light Co. v. Pittsburgh Rys. Co., 413 Pa. 1, 194 A.2d 319 (1963) cert. denied, Pittsburgh Rys. Co. v. Duquesne Light Co., 377 U.S. 924 (1964).

   There is an identity of the parties to the actions and of their capacity. West Penn remains the utility obligated to purchase power under three PURPA contracts and Washington Power, Mon VAlley and Milesburg remain the developers obligated to sell power under the same three PURPA contracts.

   Consequently, West Penn's complaint is barred by the doctrine of res judicata. "The rationale of res judicata is to bring an end to vexations and repetitious litigation." Tower, 463 Pa. at 100. After seven years of initial litigation, the doctrine of res judicata is appropriately applied to this proceeding.

   Even if the doctrine of res judicata did not apply in this instance, West Penn would be unable to proceed with its complaint because the sections of the Public Utility Code under which West Penn attempts to proceed are inapplicable in this matter.

   In support of its complaint, West Penn cites the Public Utility Code sections 520, 527, 701, 703(g), 1301 and 1307. 66 Pa. C.S. @@ 520, 527, 701, 703(g),
1301 and 1307.

   West Penn argues that the Commission can exercise its authority under section 520 of the Public Utility Code to order the cancellation of the three qualifying facilities. Section 520 provides in pertinent part:

   (a) General rule. -- The commission shall order any public utility engaged in producing, generating, transmitting, distributing or furnishing electricity to cancel or modify the construction of, or its participation in the construction of, any generating unit where the commission, after notice and an opportunity for hearing, determines that the construction is not in the public interest.

   66 Pa. C.S. Section 520(a) (emphasis added).

   In an attempt to force the square peg of qualifying facilities into the round hole of public utility regulation, West Penn takes a hammer to the definitions of public utility, qualifying facility and to its own role under the purchase agreements. West Penn argues that because it is an unwilling player in purchasing the power output from these QF's, it can be said that West Penn is participating in their construction. As such, West Penn asserts the Commission would be within its bounds

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

of authority to order West Penn to cancel its participation (i.e. order the cancellation of the QF's). West Penn goes even farther, stating that Washington Power is a public utility.

   In fact, neither Washington Power nor any other developer is a public utility. Selling power to an electric utility for resale to its customers is not service for the public, as discussed above. Moreover, while sale for resale is normally a federal matter for the FERC, where it involves qualifying facilities, the state utility commissions were given certain authority even though the qualifying facilities are expressly not jurisdictional public utilities. See 16 U.S.C. Section 824a-3; 18 C.F.R. Section 292.602; 66 Pa.
C.S. Section 102.

   As for West Penn's "participation" in the construction of the Milesburg, Burgettstown and Shannopin Projects, a mere obligation to purchase the output of certain plants is vastly different than actual participation in their construction. While West Penn certainly is under an obligation to purchase the output of the three projects at issue, it is by no stretch of the imagination participating in their construction.

   Thus, section 520 of the Code does not apply in this instance. The developers are not public utilities and West Penn is not participating in the construction of the plants.

   Section 527 of the Public Utility Code directs the Commission to promulgate regulations concerning cogeneration and requires that utility rates to the public reflect any savings to the utility from cogeneration. 66 Pa. C.S.
Section 527. Section 527 does

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not mandate that cogenerators must provide savings to utilities in contravention of PURPA. PURPA clearly prohibits states from requiring cogenerators to accept less than full avoided cost. 18 C.F.R. Section
292.304. Section 527 does, however, require that any savings a cogenerator does provide to a utility must be passed on to the utility's ratepayers.

   Section 1301 of the Public Utility Code requires every rate made, demanded or received by any public utility to be just and reasonable and in conformity with Commission regulations and orders. 66 Pa. C.S. Section 1301. The recovery of costs associated with the Burgettstown and Shannopin Projects has been determined to be at or below West Penn's avoided costs as of the date of contract signing and therefore the costs are reasonable per se. [10] Thus, the orders are consistent with section 1301. [10] The avoided costs for the Milesburg Project have not yet been recalculated as of the date of contract signing.

   West Penn also cites section 1307 of the Public Utility Code for the proposition that rates received by public utilities must be just and reasonable. 66 Pa. C.S. Section 1307. As stated above, because the rates to be received by West Penn are no more than West Penn's own avoided costs at the time the legally enforceable obligation was incurred, the rates are just and reasonable per se.

                                    CONCLUSION

   West Penn's complaint must be dismissed. The complaint is barred by the doctrine of res judicata. Moreover, West Penn has

_______________

  [10] The avoided costs for the Milesburg Project have not yet been recalculated as of the date of contract signing.

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stated no ground upon which we can act.  The orders West Penn seeks to rescind are final adjudicated orders which have been affirmed by courts at every appellate level. The matter has been decided and the courts, all courts, have upheld the Commission's decisions.

THEREFORE;

   IT IS ORDERED:

   1. That the petitions to intervene of West Penn Power Industrial Intervenors, Armco Advanced Materials Corporation and Allegheny Ludlum Corporation are granted.

   2.  That the motion to sever of Washington Power Company is denied.

   3.  That the application for stay or supersedes of West Penn Power is denied.

   4. That the motions to dismiss of Washington Power Company and Mon Valley Energy Corporation are granted.

   5.  That the complaint of West Penn Power Company is dismissed.

   6. That a copy of this order shall be served on all parties to this proceeding.

   7.  That this docket shall be closed.

_______________________________

                                      BY THE COMMISSION

                                      /s/ John G. Alford

                                      John G. Alford
                                      Secretary
(SEAL)

ORDER ADOPTED:  December 15, 1994

ORDER ENTERED:  December 16, 1994